Andrei Sirabionian Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4089 Main 212.407.4000 Fax 212.937.4990 asirabionian @loeb.com

March 28, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, DC 20549

Re:	Blue Water Acquisition Corp. III
Registration Statement on Form S-1
Filed February 20, 2025
File No. 333-285075

Ladies and Gentlemen:

On behalf of our client, Blue Water Acquisition Corp. III (the “Company”), we are writing to submit responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated March 14, 2025, relating to the above-referenced Registration Statement on Form S-1.

The Company is filing via EDGAR Amendment No. 1 to Registration Statement on Form S-1 (the “Amended Registration Statement”), which reflects responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the responses thereto. All page references in the responses set forth below refer to the page numbers in the Amended Registration Statement.

Registration Statement on Form S-1

Cover Page

1.	We note your disclosure in paragraph 9 that you may pay finder’s fees, advisory fees, consulting fees, success fees or salaries to your sponsor, officers, directors or your or their affiliates. On page 35 and elsewhere, you refer to this fee only being paid to independent directors, advisors, or their respective affiliates. Please revise your disclosure, as appropriate, to address this discrepancy.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page, pages 35, 104 and 138 of the Amended Registration Statement.

2.	We note disclosure on page 18 and elsewhere that if you increase or decrease the size of the offering, you will effect a share capitalization or other mechanism with respect to your Class B shares so as to maintain the ownership of founder shares by the initial shareholders, on an as-converted basis, at approximately 20% of your issued and outstanding ordinary shares upon consummation of the offering. We also note your discussion on page 21 of anti-dilution provisions applicable to the conversion of founder shares at the time of the business combination. Please discuss these provisions, which could involve the issuance of additional shares, on the cover page. Provide sufficient information for investors to understand the amount of Class A shares that would be issuable in each case. Finally, please provide a cross reference to the locations of the disclosure related to compensation and securities issuances in the prospectus. Please see Item 1602(a)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Amended Registration Statement.

Sponsor Information, page 11

3.	Please disclose the nature and amount of the material interests in the sponsor that are held by your officers and directors. Clarify whether the nature of the interests in the sponsor held by your officers and directors is different from nature of the interests held by independent directors. Please also clarify, if true, that non-managing sponsor investors will hold their interests in private placement units through interests in the sponsor, and if material, state the amount and nature of these interests. Finally, please reconcile any inconsistencies regarding the nature or amount of interest of the members of the sponsor with disclosure on page 20 describing the two classes of membership interest units that “all members of the sponsor” will hold. Please see Item 1603(a)(7) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 20, 112 and 149 of the Amended Registration Statement.

4.	On your cover page and in the tabular disclosure on pages 11 and 112 please revise to clarify, if true, that up to $1.5 million of working capital loans and private placement warrants issued upon conversion thereof may be received or issued to members of your management team who are affiliates of the sponsor or their affiliates, as disclosed on page 26. Please also disclose that you may engage your sponsor or an affiliate of your sponsor as an advisor or otherwise in connection with your initial business combination and certain other transactions and pay your sponsor or an affiliate of your sponsor a salary or fee in an amount that constitutes a market standard for comparable transactions, as described on page 35.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and on pages 11 and 112 of the Amended Registration Statement.

The Offering

Founder shares, page 18

5.	We note disclosure on page 19 and elsewhere in the filing that if the non-managing sponsor investors purchase all of the units for which they have expressed interest or otherwise hold a substantial number of units, then they will potentially have different interests than other public shareholders. Please revise to clarify that regardless of the number of units they purchase, non-managing sponsor investors will have different interests than other public shareholders in that they will be incentivized to vote for a business combination due to their indirect interest in founder shares and private warrants.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 19, 26, 30, 121, 125, 144 and 149 of the Amended Registration Statement.

Risk Factors, page 42

6.	Please include a risk factor that describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax. Further, please revise your disclosure, as appropriate, to clarify if the interest you withdraw to pay taxes may be used to pay the excise tax if it were imposed.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 50 of the Amended Registration Statement.

Notes to Financial Statements, page F-7

7.	Please tell us how you have complied with the reportable segment disclosure requirements pursuant to ASU 2023-07, or revise accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-11 of the Amended Registration Statement.

Part II. Information not required in prospectus

Item 16. Exhibits and Financial Statement Schedules., page II-2

8.	Please refile Exhibits 3.1.1 and 3.1.2 in the proper text-searchable format, rather than as an image. For guidance, refer to Item 301 of Regulation S-T and Regulation S-T C&DI Question 118.01.

Response: In response to the Staff’s comment, Exhibits 3.1.1 and 3.1.2 of the Amended Registration Statement have been refiled in the proper text searchable format.

If you have any questions, please feel free to contact me at (212) 407-4089. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Andrei Sirabionian
Andrei Sirabionian, Esq.

cc: Joseph Hernandez